EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 2 to Registration Statement No. 333-134875 on Form S-4 of our report dated April 28, 2008, relating to the financial statements and financial statement schedule of RathGibson, Inc. and subsidiary appearing in this Annual Report on Form 10-K of RathGibson, Inc. and subsidiary for the year ended January 31, 2008.

/s/ Deloitte & Touche LLP

Milwaukee, WI
April 28, 2008